SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016
________________

ELBIT VISION SYSTEMS LTD.
 (Translation of Registrant's name into English)
________________

7 Bareket Street, Industrial Park Caesarea, Post Office Box 3047, Caesarea, Israel
(Address of principal executive offices)
________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Elbit Vision Systems Ltd. (the “Registrant”) held an Annual General Meeting of Shareholders on May 2, 2016 at 14:00 (Israel time) at the Registrant’s offices at 7 Bareket St, Industrial Park Caesarea, Israel (the “Meeting”). Copies of the Notice of Annual General Meeting, Proxy Statement and Proxy Card relating to the Meeting were filed on Form 6-K by the Registrant on April 1, 2016. The Registrant is announcing that the resolutions relating to the: (i) election of Josef Ran, Sam Cohen, Yaron Menashe, Yaky Yanay and Natan Avisar  as Directors for a term commencing on the date of the Meeting until the next Annual General Meeting of Shareholders to be held in the year 2017 (ii) approval of a reverse share split of the Registrant’s Ordinary Shares at an exchange ratio of not less than 1-for-5 and not more than 1-for-30 and authorization of the Registrant's Board of Directors, in its discretion, to direct the Registrant's management to implement such reverse share split at an exchange ratio within this range within nine months following the Meeting and amendment of the Articles of Association of the Registrant accordingly; (iii) approval of re-appointment of Brightman as the independent public accountants for the year ending December 31, 2015 and authorization of the Audit Committee to fix the remuneration of the Registrant’s independent public accountants in accordance with the volume and nature of their services, were all duly approved by the shareholders of the Registrant at the Meeting.

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD. (Registrant)

By:	/s/ Yaron Menashe
Yaron Menashe
Chief Financial Officer

Date:  May 3, 2016